Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-68929 and 333-64242 of Gevity HR, Inc. on Form S-8 of our report dated March 11, 2004, which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s changing from gross revenue reporting to net revenue reporting for worksite employee salaries, wages and payroll-related taxes and relating to the Company’s changing its method for accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 during the year ended December 31, 2002, appearing in this Annual Report on Form 10-K of Gevity HR, Inc. for the year ended December 31, 2003.

Deloitte & Touche LLP
Tampa, Florida
March 11, 2004